SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                               Liz Claiborne, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                    539320101
                                  (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,848,500, which constitutes approximately 7.9% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 61,413,663 shares outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 4,813,500 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 4,813,500 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,813,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  7.8%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,848,500 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power: 4,848,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,848,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  7.9%

14.  Type of Reporting Person: IN
-------------
 (1) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 4,813,500 shares, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation, with respect to 35,000 Shares.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,813,500 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,813,500 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,813,500 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  7.8%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 4,848,500 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 4,848,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,848,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 7.9%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 4,813,500 shares, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 35,000 shares.

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 35,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 35,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     35,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: CO

------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 35,000 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 35,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     35,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power:  35,000 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power:  35,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     35,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

------------
  (1) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 2, 1999, as amended by Amendment No. 1 dated August 27, 1999 (the "Schedule 13D"), relating to the Common Stock, Par Value $1.00 Per Share (the "Stock"), of Liz Claiborne, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

     The Anne T. and Robert M. Bass Foundation, a Texas non-profit corporation ("Foundation"), Robert M. Bass ("R. Bass") and Anne T. Bass ("A. Bass") hereby join this filing because they may be deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Foundation, R. Bass or A. Bass or the other Reporting Persons that a group exists. As used hereinafter, the term "Reporting Persons" shall also include reference to Foundation, R. Bass and A. Bass.

     Paragraphs (b) - (c) of Item 2 hereby are partially amended by adding at the end thereof the following:

     FOUNDATION

     Foundation is a Texas non-profit corporation. The principal business address of the Foundation, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     R. BASS

      R. Bass's business address is 201 Main St., Ste. 3100, Fort Worth, Texas 76102, and his principal occupation is President of Keystone, Inc.
("Keystone").

      Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co., the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76012.

     A. BASS

     A. Bass's residence address is 6221 Westover Drive, Fort Worth, Texas 76107, and she is not presently employed.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine         Working Capital(1)    $191,282,839.35(2)

     R. Bruce       Not Applicable         Not Applicable

     Algenpar       Not Applicable         Not Applicable

     Crandall       Not Applicable         Not Applicable

     Foundation     Working Capital(1)     $  1,207,255.00

     R. Bass        Not Applicable         Not Applicable

     A. Bass        Not Applicable         Not Applicable

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the shares.

     (2) This figure represents the total amount expended by Alpine for all purchases of the Stock without subtracting sales; therefore, such figure does not represent Alpine's net investment in the Stock. Alpine's net investment in the Stock is $170,570,170.11.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

     ALPINE

     The aggregate number of shares that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 4,813,500, which constitutes approximately 7.8% of the outstanding shares of the Stock.

     R. BRUCE

     Because of his positions as (i) one of two general partners of Alpine,  and
(ii) principal of Bruce Management (which has shared investment discretion over the shares owned by the Foundation), R. Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 4,848,500 shares, which constitutes approximately 7.9% of the outstanding shares of the Stock.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,813,500 shares, which constitutes approximately 7.8% of the outstanding shares of the Stock.

     CRANDALL

     Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of the Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,848,500 shares, which constitutes approximately 7.9% of the outstanding shares.

     FOUNDATION

     The aggregate number of shares that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 35,000, which constitutes approximately
<0.1% of the outstanding shares.

     A. BASS

     Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 35,000 shares, which constitutes approximately <0.1% of the outstanding shares.

     R. BASS

     Because of his position as a director of the Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 35,000 shares, which constitutes approximately <0.1% of the outstanding shares.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,813,500 shares of the Stock.

     R. BRUCE

     As one of two general partners of Alpine, R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,813,500 shares of the Stock. As principal of Bruce Management (which has shared investment discretion over the shares owned by the Foundation), R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 35,000 shares of the Stock.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,813,500 shares of the Stock.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,813,500 shares of the Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 35,000 shares of the Stock.

     FOUNDATION

     Acting through its three directors and R. Bruce (as principal of Bruce Management which exercises shared investment discretion over the shares owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 35,000 shares.

     A. BASS

     As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 35,000 shares.

     R. BASS

     As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 35,000 shares.

     (c) Since the last filing, Alpine and Foundation have purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

REPORTING                  NO. OF SHARES   PRICE PER
 PERSON        DATE          PURCHASED       UNIT

Alpine         08/30/99        15,000       $38.04
Alpine         08/31/99        39,000        37.28
Alpine         09/01/99         7,500        37.70
Alpine         09/02/99        30,000        37.25
Alpine         09/03/99        75,000        37.30
Alpine         09/07/99        32,000        37.03
Alpine         09/08/99       105,000        36.41
Alpine         09/09/99        50,000        35.79
Alpine         09/09/99        65,000        35.84
Alpine         09/13/99       465,000        34.93
Alpine         09/14/99        17,000        34.50
Alpine         09/14/99        20,000        34.49
Foundation     09/14/99        35,000        34.49

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares since the last filing.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: September 15, 1999

                                  ALPINE CAPITAL, L.P.


                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager


                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III


                                  ALGENPAR, INC.


                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President



                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL


                                 /s/ W.R. Cotham
                                 W.R. Cotham,

                                 Attorney-in-Fact for:

                                 THE ANNE T. AND ROBERT M.
                                   BASS FOUNDATION (1)
                                 ANNE T. BASS (2)
                                 ROBERT M. BASS (3)

(1)   A  Power of Attorney authorizing W.R. Cotham, et al., to act on behalf  of
the  Anne T. and Robert M. Bass Foundation previously has been filed with    the
Securities and Exchange Commission.

(2) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.


                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith